BB 3/12



07003749

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH. D.C.
213
SECTION

ANNUAL AUDITED REPORT
FORM X -17A-5
PART III

SEC FILE NUMBER
8-48080

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2006** (MM/DD/YY) AND ENDING **12/31/2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Woodstock Financial Group, Inc.** (New name)
Formerly as: Raike Financial Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 Towne Lake Parkway, Suite 200
(No. and Street)

Woodstock	**Georgia**	**30188**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Raike, III **(770) 516-6996**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, NE, Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2007 E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **William J. Ralke, III,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Woodstock Financial Group, Inc.** , as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



Melissa L. Whitley
Notary Public
Cherokee County, Georgia
My Commission Expires May 24, 2007

Notary Public



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Woodstock Financial Group, Inc. (formerly Raike Financial Group, Inc.)

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(with Report of Independent Registered Public Accounting Firm)





Porter Keadle Moore, LLP

Report of Independent Registered Public Accounting Firm

To the Shareholders
Woodstock Financial Group, Inc.:

We have audited the balance sheets of Woodstock Financial Group, Inc., formerly known as Raike Financial Group, Inc., as of December 31, 2006 and 2005 and the related statements of earnings, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodstock Financial Group, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 21, 2007

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

WOODSTOCK FINANCIAL GROUP, INC.
(formerly Raike Financial Group, Inc.)
Balance Sheets

December 31, 2006 and 2005

	2006	2005
Assets		
Cash and cash equivalents	$ 1,048,952	941,445
Clearing deposit	125,000	125,000
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation of $115,417 and $80,317 respectively	60,497	55,818
Deposit on premises	-	150,499
Building, net of accumulated depreciation of $28,481	1,248,807	-
Commissions receivable	585,203	721,982
Due from brokers	26,334	15,340
Other assets	1,543	8,850
	$ 3,096,336	2,018,934
Liabilities and Shareholders' Equity		
Liabilities:		
Accounts payable	$ 32,516	36,611
Commissions payable	427,557	559,221
Preferred dividends payable	30,274	30,274
Other liabilities	3,167	1,562
Mortgage payable	993,412	-
Total liabilities	$ 1,486,926	627,668
Commitments		
Shareholders' equity:		
Series A preferred stock of $.01 par value; 5,000,000 shares authorized, 86,500 shares issued and outstanding (liquidation value of $865,000)	865	865
Common stock of $.01 par value; 50,000,000 shares authorized; 17,941,772 shares issued	179,418	179,418
Additional paid-in capital	3,351,228	3,351,228
Accumulated deficit	(1,766,146)	(1,988,839)
Treasury stock; 322,744 and 300,000 shares, carried at cost, respectively	(155,955)	(151,406)
Total shareholders' equity	1,609,410	1,391,266
	$ 3,096,336	2,018,934

See accompanying notes to financial statements.

WOODSTOCK FINANCIAL GROUP, INC.
(formerly Raike Financial Group, Inc.)
Statements of Earnings

For the Years Ended December 31, 2006 and 2005

		2006	2005
Operating income:			
Commissions	$	7,980,379	6,810,664
Interest and dividends		440,531	463,289
Other fees and income		843,351	748,408
Total operating income		9,264,261	8,022,361
Operating expenses:			
Commissions to brokers		6,993,210	6,035,262
Clearing costs		184,951	175,494
Selling, general and administrative expenses		1,747,347	1,534,637
Interest expense		50,337	20
Arbitration and/or customer settlement expense		5,175	23,792
Total operating expenses		8,981,020	7,769,205
Net earnings	$	283,241	253,156
Net earnings per share, based on weighted average shares outstanding of 17,629,044 and 17,652,868 in 2006 and 2005	$	.02	.01

See accompanying notes to financial statements.

WOODSTOCK FINANCIAL GROUP, INC.
(formerly Raike Financial Group, Inc.)
Statements of Shareholders' Equity

For the Years Ended December 31, 2006 and 2005

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Shareholders' Equity
Balance at December 31, 2004	$ 865	179,418	3,351,228	(2,181,447)	(145,406)	1,204,658
Preferred dividends	-	-	-	(60,548)	-	(60,548)
Purchase of treasury stock shares (30,000)	-	-	-	-	(6,000)	(6,000)
Net earnings	-	-	-	253,156	-	253,156
Balance at December 31, 2005	$ 865	179,418	3,351,228	(1,988,839)	(151,406)	1,391,266
Preferred dividends	-	-	-	(60,548)	-	(60,548)
Purchase of treasury stock shares (22,744)	-	-	-	-	(4,549)	(4,549)
Net earnings	-	-	-	283,241	-	283,241
Balance at December 31, 2006	$ 865	179,418	3,351,228	(1,766,146)	(155,955)	1,609,410

See accompanying notes to financial statements.

WOODSTOCK FINANCIAL GROUP, INC.
(formerly Raike Financial Group, Inc.)
Statements of Cash Flows

For the Years Ended December 31, 2006 and 2005

		2006	2005
Cash flows from operating activities:			
Net earnings	$	283,241	253,156
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation		63,025	7,225
Change in commissions receivable		136,779	65,568
Change in due from brokers		10,944	95,017
Change in other assets		(14,630)	(5,313)
Change in accounts payable		(4,095)	3,874
Change in commissions payable		(131,664)	(61,394)
Change in other liabilities		1,604	(24,970)
Net cash provided by operating activities		345,204	333,163
Cash flows from investing activities:			
Purchases of furniture, fixtures and equipment		(39,223)	(48,318)
Deposit on premises		150,499	(150,499)
Purchase of building		(1,277,288)	-
Net cash used by investing activities		(1,166,012)	(198,817)
Cash flows from financing activities:			
Proceeds from borrowings		1,000,000	-
Repayment of borrowings		(6,588)	-
Cash dividends paid on preferred stock		(60,548)	(60,344)
Purchase of treasury stock		(4,549)	(6,000)
Net cash provided (used) by financing activities		928,315	(66,344)
Net change in cash		107,507	68,002
Cash at beginning of year		941,445	873,443
Cash at end of year	$	1,048,952	941,445
Supplemental disclosure of cash paid for interest	$	50,337	20
Supplemental disclosure of non-cash financing activities:			
Change in preferred dividends payable	$	-	204

See accompanying notes to financial statements.

(1) Description of Business and Summary of Significant Accounting Policies

Business

Woodstock Financial Group, Inc. (the "Company") is a full service securities brokerage firm, which has been in business since 1995. During 2006, the Company changed its name from Raike Financial Group, Inc. to Woodstock Financial Group, Inc. The Company is registered as a broker-dealer with the National Association of Securities Dealers ("NASD") in 49 states, Puerto Rico, Washington D.C. and also as a municipal securities dealer with the Municipal Securities Regulation Board ("MSRB"). The Company is subject to net capital and other regulations of the U.S. Securities and Exchange Commission ("SEC"). The Company offers full service commission and fee-based money management services to individual and institutional investors. The Company maintains a custody-clearing relationship with Southwest Securities, Inc. In 2005, the Company, as a registered investment advisor, created a managed account program named "RFG Stars". Through the RFG Stars Program, the Company provides investment advisory services to clients. All RFG Stars Program client accounts are maintained with Fidelity Registered Investment Advisor Group ("FRIAG"), an arm of Fidelity Investments. FRIAG provides brokerage, custody, and clearing services to RFG Stars Program clients.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition and Commissions Receivable

Commissions represent transactions processed and net fees charged to customers per transaction for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Cash and Cash Equivalents

For purposes of the statements of cash flow, the Company considers all investments with an original maturity of three months or less to be a cash equivalent. As of December 31, 2006 and 2005, the Company maintained cash balances with financial institutions and brokerage companies totaling $882,827 and $761,999, respectively, that exceeded the Federal deposit insurance limits.

Building and Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets (three to seven years). The cost of maintenance and repairs which do not improve or extend the useful life of the respective asset is charged to earnings as incurred, whereas significant renewals and improvements are capitalized.

The Company had paid approximately $150,000 as a deposit as of December 31, 2005 towards the purchase of a portion of an office building. The Company occupied this new office space in January 2006. The Company closed on this purchase on May 25, 2006 for a total cost of $1,273,455 financing it with a $1,000,000 loan with a 5-year balloon amortized on a 25-year basis, at a fixed rate interest rate of 8.610%. This space is being depreciated on a straight-line basis over 39 years.

Subsequent to the closing of this commercial property purchase the Company pays a monthly fee of $4,200 in condo association fees in addition to the mortgage payment.

(1) Description of Business and Summary of Significant Accounting Policies, continued

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Treasury Stock

Treasury stock is accounted for by the cost method. Subsequent reissuances are accounted for at average cost.

Net Earnings Per Share

The Company is required to report net earnings per share on the face of the statement of operations with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants. Additionally, the Company must reconcile the amounts used in the computation of both "basic earnings per share" and "diluted earnings per share." During the years ended December 31, 2006 and 2005, the Company had potential common stock issuances outstanding totaling 865,000 shares related to preferred stock and warrants. However, the effect of these potential common stock issuances would be antidilutive because the exercise price is more than the fair value of the stock. The effect of these potential common stock issuances have been excluded from the computation of net earnings per share for each year. Presented below is a summary of earnings per share for the years ended December 31, 2006 and 2005:

		2006	2005
Weighted average common shares outstanding		17,629,044	17,652,868
Net earnings	$	283,241	253,156
Preferred stock dividend		(60,548)	(60,548)
Net earnings attributable to common shareholders	$	222,693	192,608
Net earnings per common share	$	.01	.01

Stock-Based Compensation

The Company sponsors a stock-based incentive compensation plan for the benefit of certain employees. Previously, the Company had accounted for this plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations, whereby stock-based employee compensation costs had been reflected in net earnings, but only to the extent that the option price was less than the market value of the Company's common stock at the option grant date. The Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004) "Share-Based Payment" (SFAS No. 123(R)) on the required effective date, January 1, 2006. The adoption of SFAS No.123(R) would have had no effect on prior period net earnings or earnings per share. During 2006 and 2005, the Company recognized no compensation expense related to this plan and there were no options granted during either year. As of December 31, 2006, there are no options outstanding.

(1) Description of Business and Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements

The following accounting standards that have been issued or proposed by the Financial Accounting Standards Board and other standard setting entities that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

FIN 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109*

This Interpretation clarifies that management is expected to evaluate an income tax position taken or expected to be taken for likelihood of realization before recording any amounts for such position in the financial statement. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. This Interpretation is effective for fiscal years beginning after December 15, 2006, and will require management to evaluate every open tax position that exists in every jurisdiction on the date of initial adoption.

SFAS No. 157, *Fair Value Measurements*

This Statement does not require any new fair value measurements, but rather, it provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. However, the application of this Statement may change how fair value is determined. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

(2) Related Party Transactions

The majority shareholder receives consulting fees in the amount of $130,000 annually. In addition, the Company pays a bonus equal to 2.5% of revenues to the majority shareholder. The majority shareholder's spouse also receives consulting fees of $120,000 annually. During the year ended December 31, 2006 and 2005, the majority shareholder earned a bonus of $231,606 and $200,559, respectively. Of the $231,606 bonus earned in 2006, $37,173 was forgiven.

In 2004, the Company entered into an agreement with Pea Pod Consulting Inc., which is owned by a member of the Company's Board of Directors. This agreement calls for annual consulting fees for services related to regulatory compliance and other operational issues totaling $84,000, of which a total of $84,000 was paid during 2006 and $84,000 was paid during 2005.

(3) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $1,265,641, which was $1,165,641 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.39 to 1.

(4) Income Taxes

The components of income tax expense for the years ended December 31, 2006 and 2005 are as follows:

		2006	2005
Current	$	-	-
Deferred		108,505	99,446
Change in valuation allowance		(108,505)	(99,446)
	$	-	-

(4) Income Taxes, continued

The difference between income tax expense computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 2006 and 2005 is as follows:

		2006	2005
Pretax income at statutory rate	$	96,569	86,074
State income tax, net of federal benefit		11,330	10,126
Other		636	3,246
Change in valuation allowance		(108,505)	(99,446)
	$	-	-

The following summarizes the components of deferred taxes at December 31, 2006 and 2005.

		2006	2005
Deferred income tax assets:			
Operating loss carryforwards	$	322,550	431,055
Total gross deferred income tax assets		322,550	431,055
Less valuation allowance		(322,550)	(431,055)
Net deferred tax asset	$	-	-

During 2006 and 2005, a valuation allowance was established for the entire amount of the net deferred tax asset, as the realization of the deferred tax asset is dependent on future taxable income.

At December 31, 2006, the Company had net operating loss carryforwards for tax purposes of approximately $846,000, which will expire beginning in 2015 if not previously utilized.

(5) Selling, General and Administrative Expenses

Components of selling, general and administrative expenses, which are greater than 1% of total revenues for the years ended December 31, 2006 and 2005, are as follows:

		2006	2005
Consultant fees	$	632,423	585,627
Compensation		336,695	237,006
Errors & omissions insurance		113,068	120,019
Legal and professional fees		86,362	75,968

(6) Shareholders' Equity

Stock Option Plan

The Company sponsors an incentive stock option plan for the benefit of certain employees in order that they might purchase Company stock at a certain price. A total of 800,000 shares of the Company's common stock were reserved for possible issuance under this plan. There were no stock options granted during 2006 and 2005 and there were no stock options outstanding at December 31, 2006 or 2005.

Perpetual Preferred Stock

The Preferred Stock pays a cumulative annual dividend of $.70 per share. Each share of Preferred Stock is convertible into five shares of common stock at the option of the holder. Each share of Preferred Stock is mandatorily convertible into five shares of common stock upon the filing of a public offering registration statement or a change in control (as defined). The Company may redeem the Preferred Stock by giving 30-day's notice to the preferred stockholders for a redemption price of $10.00 per share, plus unpaid dividends through the redemption date. Upon voluntary or involuntary dissolution of the Company, the preferred stockholders will receive $10.00 per share prior to the distribution of any amounts to common shareholders. The Preferred Stock has no voting rights. As of December 31, 2006 and 2005, there were no preferred dividends in arrears.

(6) Shareholders' Equity, continued

Warrants

In connection with the issuance of the Company's Preferred Stock, the Company issued 216,250 Class A warrants and 216,250 Class B warrants. The Class A warrants allow each holder to purchase one share of common stock for $1.50 and expired on January 31, 2006 and the Class B warrants allow each holder to purchase one share of common stock for $2.50 and expired on January 31, 2007.

(7) Employee Retirement Plan

The Company has established a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE IRA). Employees who receive at least $5,000 of compensation for the calendar year are eligible to participate. The Company matches employee contributions dollar for dollar up to three percent of the employee's compensation. Total contributions for any employee are limited by certain regulations. During 2006 and 2005, the Company contributed approximately $8,000 and $5,000, respectively, to the plan.

SUPPLEMENTAL

SCHEDULE

WOODSTOCK FINANCIAL GROUP, INC.
(formerly Raike Financial Group, Inc.)
Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Computation of Net Capital:

Total shareholders' equity	$ 1,609,410
Non-allowable assets	(343,769)
Tentative net capital	1,265,641
Haircuts	-
Net capital	1,265,641
Minimum net capital	100,000
Excess net capital	$ 1,165,641

Aggregate Indebtedness to Net Capital Ratio:

Aggregate indebtedness	$ 493,514
Net capital	$ 1,265,641
Ratio	0.39 to 1

There was no significant difference between net capital as computed by the Company (included in Part II of its FOCUS report as of December 31, 2006) and the amount computed above.



Porter Keadle Moore, LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Woodstock Financial Group, Inc.
Woodstock, Georgia

In planning and performing our audit of the financial statements and supplemental schedule of Woodstock Financial Group, Inc., formerly known as Raike Financial Group, Inc. (the "Company"), as of and for the year ended December 31, 2006, in accordance with the standards of the Public Company Oversight Board (United States), we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

Because of inherent limitations in internal control and practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 21, 2007

END